GALILEO NEWCO LIMITED

9th Floor, 10 Bloomsbury Way

London, WC1A 2SL

March 10, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Taylor Beech

Re:	Galileo NewCo Limited

Amendment No. 1 to Registration Statement on Form F-4

Filed February 24, 2021

File No. 333-252179

Ladies and Gentlemen:

This letter sets forth responses of Galileo NewCo Limited (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated March 8, 2021, with respect to the above referenced Amendment No. 1 to Registration Statement on Form F-4 (the “Registration Statement”).

The text of the Staff’s comments has been included in this letter for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

In addition, the Company has revised the Registration Statement in response to the Staff’s comments and the Company is concurrently publicly filing an amendment to the Registration Statement with this letter, which reflects these revisions and clarifies certain other information. Page numbers in the text of the Company’s responses correspond to page numbers in the Registration Statement, as so amended. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Amendment No. 1 to Form F-4 Filed February 24, 2021

General

1. Staff’s comment: We note your response to comment 8, however the materials you provided do not appear to adequately support the statement in question; furthermore, we note that you have not revised your disclosure to disclose the metric by which this statement is measured. Accordingly, we re-issue comment 8.

Response: The Company acknowledges the Staff’s comment and has revised the disclosures on pages 11, 94, 159, 182 and 196.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Joshua N. Korff at (212) 446-4943 or Ross M. Leff at (212) 446-4947 of Kirkland & Ellis LLP.

Sincerely,

/s/ Mark Locke

Mark Locke Chief Executive Officer

Via E-mail:

cc:	Joshua N. Korff

Ross M. Leff

Kirkland & Ellis LLP

Joel L. Rubinstein

Jonathan P. Rochwarger

Era Anagnosti

White & Case LLP